Peter N. Handrinos Direct Dial: 617-948-6060 peter.handrinos@lw.com	200 Clarendon Street Boston, Massachusetts 02116 Tel: +1.617.948.6000 Fax: +1.617.948.6001 www.lw.com

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United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Homology Medicines, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted January 30, 2018

CIK 0001661998

Dear Mr. Gabor:

On behalf of Homology Medicines, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 9, 2018 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (as amended by Amendment No. 1, the “Draft Registration Statement”). This letter is being submitted together with Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement, which has been revised to address various of the Staff’s comments. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 2 that reflect changes made to the Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

February 23, 2018

Prospectus Summary, page 1

1.	We note your response to comment 1. Please balance your disclosure in the Summary by clearly stating that you are a preclinical company, you have not submitted an IND for HMI-102 or any other product candidate, and that you will require additional capital to move beyond Phase 1/2.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on pages 1, 74 and 90 of Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 617-948-6060 or Wesley Holmes at 212-906-1366 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Peter N. Handrinos Peter N. Handrinos of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Arthur O. Tzianabos, Ph.D., President and Chief Executive Officer, Homology Medicines, Inc.

Wesley C. Holmes, Latham & Watkins LLP